UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

Report of Foreign Private Issuer
Pursuant to Rule
13a-16
or
15d-16
under
the Securities Exchange Act of 1934
For the month of August, 2021
Commission File Number:
1-14678

CANADIAN IMPERIAL BANK OF COMMERCE
(Translation of registrant’s name into English)

Commerce Court
Toronto, Ontario
Canada M5L 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F
or
Form 40-F:
Form 20-F  ☐                Form 40-F  ☒
Indicate by check mark if the registrant is submitting the
Form 6-K
in paper as permitted by
Regulation S-T
Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the
Form 6-K
in paper as permitted by
Regulation S-T
Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g
3-2(b)
under the Securities Exchange Act of 1934:
Yes  ☐                No  ☒
If yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g
3-2(b):

The information contained in this report under “Management’s Discussion and Analysis” on pages 1-40 and “Interim Consolidated Financial Statements”, including the notes thereto on pages 41-66, is incorporated by reference into Registration Statements on
S-8
File Nos. 333-09874,
333-130283
and
333-218913,
and Form
F-3
File
Nos. 333-219550,
333-220284 and 333-233663.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

August 26, 2021	By:	/s/ Allison Mudge
	Name:	Allison Mudge
	Title:	Senior Vice-President

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Report to Shareholders for the Third Quarter, 2021

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)